FULLER TUBB
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
MICHAEL A. BICKFORD
     -----

OF COUNSEL:                                               THOMAS J. KENAN E-MAIL
THOMAS J. KENAN                                                kenan@ftpslaw.com
DAN M. PETERS

                                October 16, 2006



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC   20549-3561

ATTENTION RAJ RAJAN

                    Re:  Superior Oil & Gas Co.
                         Form 10-KSB for fiscal year ended December 31, 2005 Form 10-QSB for quarterly period ended March 31, 2006 Form 10-QSB for quarterly period ended June 30, 2006 File No. 000-50173

Dear Ms Jenkins:

As counsel to Superior Oil & Gas Co., I am in receipt of your comment letter dated September 12, 2006 addressed to the registrant. The registrant's accountant is currently working on amendments to the referenced reports and we anticipating filing our response to your comments and the amendments to the reports no later than Friday, October 20, 2006.

Please contact the undersigned regarding any questions concerning the above. If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                                    Sincerely,

                                                    /s/ Thomas J. Kenan

                                                    Thomas J. Kenan
                                                    e-mail:  kenan@ftpslaw.com

Copy:  Daniel H. Lloyd
       Douglas A. Newman, C.P.A.
       Ron Robinson, C.P.A.